Filed by Intercontinental Exchange, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Black Knight, Inc.

Commission File No.: 001-37394

Date: May 17, 2023

On May 17, 2023, Intercontinental Exchange, Inc. launched the following website relating to its proposed acquisition of Black Knight, Inc.:

Today’s homebuying process is incredibly inefficient and complex, with many delays, vulnerabilities, unnecessary costs, and barriers to homeownership. The deal between ICE and Black Knight aims to eliminate friction and costs for both the lender and consumer by automating, streamlining, and increasing transparency in the mortgage industry.

ICE has a history of driving improvements in the mortgage market and is committed to improving it through innovation and growth. This acquisition will modernize the homebuying and refinance process, making it shorter, more transparent, and less stressful for consumers and more efficient for lenders, servicers, and investors.

Below are documents related to the proposed acquisition:

ICE’s Answer and Counterclaim Against the Federal Trade Commission, Filed April 25, 2023 >

This court filing responds to the FTC’s request for a temporary restraining order and preliminary injunction against ICE’s acquisition of Black Knight.

ICE Press Release March 9, 2023 >

This press release responds to the FTC’s attempt to block ICE’s acquisition of Black Knight.

ICE/Black Knight Acquisition Overview >

This document provides a high-level overview of ICE’s acquisition of Black Knight and its benefits to the mortgage market and consumers.

Q&A About ICE’s Acquisition of Black Knight >

This interview highlights ICE’s proposed acquisition of Black Knight, featuring an overview of its potential benefits and addresses concerns about competition and timing.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about Black Knight, Inc’s (“Black Knight”) or Intercontinental Exchange, Inc’s (“ICE”) plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of Black Knight by ICE (the “Transaction”), including future financial and operating results, Black Knight’s or ICE’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in Black Knight’s and ICE’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of Black Knight or ICE to terminate the definitive merger agreement governing the terms and conditions of the Transaction, as amended by the parties on March 7, 2023; the outcome of any legal proceedings that may be instituted against Black Knight or ICE; the possibility that the Transaction does not close when expected or at all because required regulatory or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect Black Knight or ICE or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Black Knight and ICE operate; the ability to promptly and effectively integrate the businesses of Black Knight with those of ICE; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Black Knight’s or ICE’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; ICE’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on Black Knight’s or ICE’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause Black Knight’s or ICE’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Black Knight’s or ICE’s results.

All forward-looking statements attributable to Black Knight or ICE, or persons acting on Black Knight’s or ICE’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and Black Knight and ICE do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Black Knight or ICE update one or more forward-looking statements, no inference should be drawn that Black Knight or ICE will make additional updates with respect to those or other forward-looking statements. Further information regarding Black Knight, ICE and factors which could affect the forward-looking statements contained herein can be found in Black Knight’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its other filings with the SEC, and in ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Agreement and Plan of Merger, dated as of May 4, 2022, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 7, 2023, among Black Knight, ICE and Sand Merger Sub Corporation (the “Amended Merger Agreement”), ICE has filed with the SEC a post-effective amendment to the Registration Statement on Form S-4 (as amended by the post-effective amendment, the “Amended Registration Statement”). The Amended Registration Statement includes an updated proxy statement of Black Knight that also constitutes a prospectus of ICE. The Amended Registration Statement was declared effective by the SEC on March 30, 2023, and Black Knight commenced mailing the updated definitive proxy statement/prospectus to its stockholders on or about March 31, 2023.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE AMENDED REGISTRATION STATEMENT ON FORM S-4 AND THE UPDATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE AMENDED REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE UPDATED PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING BLACK KNIGHT, ICE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Black Knight or ICE through the website maintained by the SEC at http://www.sec.gov or from Black Knight at its website, www.blackknightinc.com, or from ICE at its website, www.theice.com. Documents filed with the SEC by Black Knight will be available free of charge by accessing Black Knight’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials – SEC Filings” or, alternatively, by directing a request by mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by ICE will be available free of charge by accessing ICE’s website at www.theice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

*    *     *

*    *

ICE’s Answer and Counterclaim Against the Federal Trade Commission, Filed April 25, 2023

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 1 of 46

Michelle Park Chiu, Bar No. 248421	Kalpana Srinivasan, Bar No. 237460
michelle.chiu@morganlewis.com	ksrinivasan@susmangodfrey.com
Minna Lo Naranjo, Bar No. 259005	Michael Gervais, Bar No. 330731
minna.naranjo@morganlewis.com	mgervais@susmangodfrey.com
MORGAN, LEWIS & BOCKIUS LLP	Jesse-Justin Cuevas, Bar No. 307611
One Market, Spear Street Tower	jcuevas@susmangodfrey.com
San Francisco, CA 94105-1596	SUSMAN GODFREY L.L.P.
Telephone: (415) 442-1000	1900 Avenue of the Stars, Suite 1400
Facsimile: (415) 442-1001	Los Angeles, CA 90067
Telephone: (310) 789-3100
J. Clayton Everett Jr., pro hac vice	Facsimile: (310) 789-3150
clay.everett@morganlewis.com
Ryan M. Kantor, pro hac vice	Shawn Raymond, pro hac vice pending
ryan.kantor@morganlewis.com	sraymond@susmangodfrey.com
MORGAN, LEWIS & BOCKIUS LLP	Alex Kaplan, pro hac vice
1111 Pennsylvania Avenue, NW	akaplan@susmangodfrey.com
Washington, D.C. 20004-2541	Adam Carlis, pro hac vice forthcoming
Telephone: (202) 739-3000	acarlis@susmangodfrey.com
Facsimile: (202) 739-3001	Alejandra Salinas, pro hac vice forthcoming
asalinas@susmangodfrey.com
John C. Dodds, pro hac vice	Abby Noebels, pro hac vice forthcoming
john.dodds@morganlewis.com	anoebels@susmangodfrey.com
Zachary M. Johns, pro hac vice	SUSMAN GODFREY L.L.P.
zachary.johns@morganlewis.com	1000 Louisiana, Suite 5100
MORGAN, LEWIS & BOCKIUS LLP	Houston, Texas 77002-5096
1701 Market Street	Telephone: (713) 651-9366
Philadelphia, PA 19103-2921	Facsimile: (713) 654-6666
Telephone: (215) 963-5000
Facsimile: (212) 309-6001

Attorneys for Defendant
Intercontinental Exchange, Inc.

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

FEDERAL TRADE COMMISSION,	Case No. 3:23-cv-01710-AMO

Plaintiff,	DEFENDANT INTERCONTINENTAL
EXCHANGE, INC.’S ANSWER AND
v.	AFFIRMATIVE DEFENSES AND
COUNTERCLAIMS
INTERCONTINENTAL EXCHANGE, INC. and
BLACK KNIGHT, INC.,

Defendants.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 2 of 46

ANSWER AND AFFIRMATIVE DEFENSES OF

INTERCONTINENTAL EXCHANGE, INC.

Defendant Intercontinental Exchange, Inc. (“Intercontinental Exchange”), by and through its undersigned attorneys, hereby answers Plaintiff Federal Trade Commission’s (“Plaintiff” or “FTC”) Complaint for a Temporary Restraining Order and Preliminary Injunction Pursuant to Section 13(b) of the Federal Trade Commission Act (the “Complaint”) as follows:

INTRODUCTION

Intercontinental Exchange owns a loan origination service platform, along with certain other mortgage-related products. It seeks to acquire Black Knight, Inc. (“Black Knight”), a provider of software solutions, data, and analytics in mortgage and real estate markets. Intercontinental Exchange and Black Knight provide different services in the mortgage finance industry, and the products that will be combined through the acquisition are complementary and do not meaningfully overlap.

The proposed transaction will result in substantial procompetitive benefits for U.S. consumers, including specific quality improvements, cost savings, increased access to residential mortgages, and more. All of these will directly benefit mortgage borrowers, existing and potential homeowners, and mortgage lenders, because the transaction will enable greater automation, integration of different systems, and product improvements that will lower the costs of originating, selling, and servicing mortgages and improve the quality of those services. These tangible benefits will especially benefit the large number of first-time, often cash-constrained homebuyers and improve homeownership outcomes across the board, particularly in underserved communities.

The FTC’s stated grounds for challenging this transaction are factually and legally unsupported. Nonetheless, throughout this proposed transaction process, Intercontinental Exchange and Black Knight have worked cooperatively and in good faith with the FTC to provide requested information, which included turning over tens of millions of documents, making its executives available for meetings with the FTC, interviews by the FTC, and depositions by the FTC, and participating in a host of meetings with the FTC to discuss the deal as completely and transparently as possible.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	2	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 3 of 46

Intercontinental Exchange and Black Knight have taken the FTC’s concerns seriously. Most notably, in direct response to what the FTC identified as its primary concern, Intercontinental Exchange and Black Knight agreed to spin-off from the proposed transaction a Black Knight-owned business called Empower that provides processing, underwriting, and pre-closing services (“LOS services”). A highly-qualified third-party, Constellation Software, Inc., purchased Empower and a broad package of other assets so that Intercontinental Exchange’s acquisition of Black Knight will not reduce the number of competitors in the claimed LOS market. That market already sees rigorous competition from a variety of other LOS providers—e.g., Blue Sage, Byte, Calyx, Finastra, Fiserv, Integra, Mortgage Cadence, and Wipro—each of which has won and continues to win business from lenders of every size. The divestiture of Black Knight’s Empower will ensure that the pre-transaction levels of competition for LOS services are maintained post-transaction and moots the FTC’s principal objection—concern about competition in the LOS services market.

The FTC’s remaining concerns are misplaced, and the FTC cannot meet its burden to obtain the extraordinary relief of a preliminary injunction. The FTC focuses on product pricing engines (“PPEs”)—software systems that lenders use to identify loans available to buyers and their terms. Intercontinental Exchange and Black Knight’s PPE solutions are not close substitutes and do not competitively constrain each other. Intercontinental Exchange’s PPE solution is called “EPPS” and is a native feature of Intercontinental Exchange’s Encompass software portal, available only to Encompass LOS customers. EPPS provides only the most basic functionalities of aggregating and displaying mortgage rate terms available from certain mortgage investors. On the other hand, Black Knight’s Optimal Blue PPE is a stand-alone commercial PPE used on more than a dozen different LOS platforms. Optimal Blue provides much broader functionality and is aimed at lenders active in the secondary mortgage market. Those differences lead to significantly different pricing (Optimal Blue PPE is substantially more expensive than EPPS) and customer bases (Optimal Blue PPE customers are generally closing many more loans than EPPS customers). Intercontinental Exchange is committed to keeping the Optimal Blue PPE available on as many competitor LOS platforms as possible, consistent with Intercontinental Exchange’s open mortgage network.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	3	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 4 of 46

The proposed transaction also does not present meaningful vertical concerns. Intercontinental Exchange has always maintained its Encompass LOS as an open platform that allows third parties to integrate with and add functionality to the platform, which is the driving force behind its success. Encompass’s open platform is now integrated with hundreds of third-party vendors, many of which provide solutions that compete with solutions also offered by Intercontinental Exchange on Encompass. The proposed transaction will not change that fact: Encompass will continue to maintain an open platform for PPEs, providing its users with access, as it does now, to many PPEs besides just EPPS and Optimal Blue. The FTC speculates that third-party vendors could be limited or degraded, but that would be against Encompass’s interests (its platform is successful precisely because it is open) and inconsistent with how Encompass has always operated. The FTC’s challenge to the transaction and its complaint for preliminary injunctive relief thus lacks substantive merit.

There are also constitutional barriers to the procedural approach the FTC is pursuing in this case. The FTC’s complaint seeks an injunction, which only this Court can issue, but the FTC seeks that relief in support of the FTC’s administrative adjudication process. That administrative process violates Intercontinental Exchange’s rights under the Due Process and Equal Protection clauses. The FTC has, and will, act as prosecutor, judge, and jury in those administrative proceedings. And the administrative law judge appointed by the FTC to conduct the initial administrative trial is insulated from presidential control by removal protection, which is directly contrary to Article II. Because the FTC’s administrative process will adjudicate Intercontinental Exchange’s right to engage in a private commercial transaction with heavily constrained judicial review and without any right to a jury trial, it violates Article III of the Constitution and the Seventh Amendment. By its counterclaims, Intercontinental Exchange seeks declaratory relief that the FTC’s administrative process is unconstitutional and should thus be permanently enjoined.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	4	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 5 of 46

In light of the substantive problems, factually and legally, with the FTC’s complaint, as well as the constitutional problems with the administrative procedure the FTC envisions, the FTC cannot meet its burden for preliminary injunctive relief. The FTC cannot show that it is likely to prevail in securing legally valid relief against Intercontinental Exchange, and cannot show that its claimed injury from the transaction would outweigh the serious injury to Intercontinental Exchange and Black Knight caused by the constitutional defects. It is contrary to law, the public interest, and basic principles of equity to grant an injunction pending resolution of an unconstitutional FTC administrative proceeding.

PRELIMINARY STATEMENT

All allegations not expressly admitted herein are denied. Intercontinental Exchange does not interpret the headings and sub-headings throughout the Complaint as well-pleaded allegations to which any response is required. To the extent such a response is required, Intercontinental Exchange denies all allegations in the headings and sub-headings of the Complaint. Use of certain terms or phrases defined in the Complaint is not an acknowledgment or admission of any characterization the Commission may ascribe to the defined terms. Unless otherwise defined, capitalized terms shall refer to the capitalized terms defined in the Complaint, but any such use is not an acknowledgment or admission of any characterization the Commission may ascribe to the capitalized terms. Intercontinental Exchange does not concede the truthfulness of sources quoted or referenced in the Complaint. To the extent that a response is required and unless otherwise indicated, Intercontinental Exchange denies all allegations of sources quoted in or referenced in the Complaint. Intercontinental Exchange additionally denies that the Commission is entitled to any of the relief sought in Paragraph 149 of the Complaint. Intercontinental Exchange reserves the right to amend and/or supplement this Answer at a later stage of the proceedings as permitted by the Federal Rules of Civil Procedure.

I.	NATURE OF THE CASE

1. Intercontinental Exchange denies the general characterizations framed as allegations in Paragraph 1.

2. Intercontinental Exchange denies the general characterizations framed as allegations in Paragraph 2.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	5	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 6 of 46

3. Intercontinental Exchange denies the general characterizations framed as allegations in Paragraph 3.

4. Intercontinental Exchange denies the allegations in Paragraph 4, except to admit only that Intercontinental Exchange’s Encompass LOS operates in the United States and processes residential mortgages originated across the nation. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 4 concerning Black Knight, and on that basis denies them.

5. Certain of the allegations in Paragraph 5 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 5 concerning Black Knight, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 5.

6. Intercontinental Exchange admits only that it offers services used to process, underwrite, fund, and close a loan. Intercontinental Exchange lacks sufficient knowledge or information regarding the vague or undefined term “ancillary services,” and on that basis denies any allegations relating thereto. Intercontinental Exchange lacks sufficient knowledge or information to admit or deny the allegations in Paragraph 6 concerning Black Knight, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 6.

7. Intercontinental Exchange lacks sufficient knowledge or information to admit or deny the allegations in Paragraph 7 concerning Black Knight, and on that basis denies them. Intercontinental Exchange admits the second sentence in Paragraph 7. Intercontinental Exchange further admits that EPPS is currently available only to lenders who use Encompass. Intercontinental Exchange denies the remaining allegations in Paragraph 7.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	6	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 7 of 46

8. Intercontinental Exchange denies the allegations in Paragraph 8.

9. Intercontinental Exchange only admits the portion of the first sentence between “Black Knight” and “in response.” Intercontinental Exchange denies the remaining allegations in Paragraph 9.

10. Intercontinental Exchange denies the allegations in Paragraph 10.

11. The allegations in Paragraph 11 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 11.

12. Intercontinental Exchange lacks sufficient knowledge or information regarding the vague or undefined term “ancillary services,” and on that basis denies any allegations relating thereto. Intercontinental Exchange denies the remaining allegations in Paragraph 12.

13. Intercontinental Exchange lacks sufficient knowledge or information regarding the vague or undefined terms “origination costs” and “proportionally larger price increase” and on that basis denies any allegations relating thereto. Intercontinental Exchange denies the remaining allegations in Paragraph 13.

14. Intercontinental Exchange lacks sufficient knowledge or information regarding the vague or undefined terms “ancillary service providers,” “ancillary services portfolio,” and “third-party providers,” and denies any allegations relating thereto. Intercontinental Exchange denies the remaining allegations in Paragraph 14.

15. The allegations in Paragraph 15 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 15.

16. The allegations in Paragraph 16 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 16.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	7	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 8 of 46

17. Intercontinental Exchange lacks sufficient knowledge or information to admit or deny the allegations in Paragraph 17 concerning the Commission, and on that basis denies them. Intercontinental Exchange avers by way of further response that the Commission voted out an administrative Complaint on March 9, 2023, by a 4-0 vote, that alleged that the Acquisition would substantially lessen competition in violation of Section 7 of the Clayton Act, 15 U.S.C. § 18, and Section 5 of the FTC Act, 15 U.S.C. § 45. The remaining allegations purport to characterize the Scheduling Order entered by the Administrative Law Judge on March 29, 2023, the FTC’s administrative Complaint, and the FTC’s Rules of Practice, and Intercontinental Exchange respectfully refers the Court to those documents for a complete and accurate statement of their contents. To the extent the remaining allegations are inconsistent with those documents, Intercontinental Exchange denies the remaining allegations in Paragraph 17.

18. The allegations in Paragraph 18 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 18.

19. The allegations in Paragraph 19 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 19.

II.	JURISDICTIONAL STATEMENT

A.	Jurisdiction

20. The allegations in Paragraph 20 are legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 20 are denied.

21. The allegations in Paragraph 21 are legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 21 are denied.

22. The allegations in Paragraph 22 are legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 22 are denied.

B.	Venue

23. The allegations in Paragraph 23 are legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 23 are denied.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	8	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 9 of 46

C.	Intradistrict Assignment

24. Intercontinental Exchange admits only that its Mortgage Technology business has an office in Alameda County. The remaining allegations in Paragraph 24 are legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 24 are denied.

III.	THE PARTIES AND THE PROPOSED ACQUISITION

25. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 25 concerning the Federal Trade Commission, and on that basis denies them.

26. Intercontinental Exchange admits only the first, second, fourth, and sixth sentences of the allegations in Paragraph 26. Intercontinental Exchange denies the remaining allegations in Paragraph 26.

27. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 25 concerning the Black Knight, and on that basis denies them.

28. Intercontinental Exchange denies the allegations in Paragraph 28.

29. Intercontinental Exchange admits only that Intercontinental Exchange and Black Knight advised the FTC that they would seek to close the Transaction immediately following a vote of Black Knight shareholders scheduled for April 28, 2023 in the event the FTC did not seek a preliminary injunction. The remaining allegations are legal conclusions to which no response is required. To the extent a response is required, the remaining allegations in Paragraph 29 are denied.

IV.	RESIDENTIAL MORTGAGE ORIGINATION

30. Intercontinental Exchange admits only that many homeowners utilize mortgages to finance the purchase of a home. Intercontinental Exchange lacks sufficient knowledge or information regarding the vague and undefined phrases “most important,” “financially significant,” and “overwhelming majority,” and on that basis denies those allegations. Intercontinental Exchange denies the remaining allegations in Paragraph 30.

31. Intercontinental Exchange admits only that LOS technology is used by mortgage lenders to assist mortgage lenders by automating the loan creation process. Intercontinental Exchange lacks sufficient knowledge or information regarding the vague and undefined phrases “foundational technology” and “vast majority,” and on that basis denies those allegations. Intercontinental Exchange denies the remaining allegations in Paragraph 31.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	9	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 10 of 46

32. Intercontinental Exchange lacks sufficient knowledge or information regarding the vague or undefined phrases “vast majority,” “compliance requirements,” and “outsourcing,” and on that basis denies those allegations. Intercontinental Exchange lacks sufficient knowledge or information to admit or deny the allegations regarding any decisions that lenders make, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 32.

33. Intercontinental Exchange lacks sufficient knowledge or information regarding the first, second, and fourth sentences of Paragraph 33, particularly regarding any decisions that lenders make, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 33.

34. Intercontinental Exchange lacks sufficient knowledge or information regarding the vague or undefined terms “interoperate,” “ancillary services,” and “bundle,” and on that basis denies those allegations. Intercontinental Exchange denies the remaining characterizations in Paragraph 34.

35. Intercontinental Exchange lacks sufficient knowledge or information regarding the characterization of PPEs generally, and on that basis denies those allegations. Intercontinental Exchange denies the remaining allegations in Paragraph 35.

36. Intercontinental Exchange lacks sufficient knowledge or information to form a belief as to the truth of the general allegations contained in Paragraph 36, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 36.

V.	THE RELEVANT ANTITRUST MARKETS

37. The allegations in Paragraph 37 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 37.

A.	The Commercial LOS Market

38. The allegations in Paragraph 38 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 38.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	10	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 11 of 46

39. The allegations in the first sentence of Paragraph 39 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in the first sentence of Paragraph 39. Intercontinental Exchange lacks sufficient knowledge or information regarding the vague or undefined term “peculiar” and denies any allegations relating thereto. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 39 concerning Black Knight. Intercontinental Exchange denies the remaining allegations in Paragraph 39.

40. The allegations in Paragraph 40 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 40.

41. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 41 regarding Black Knight, and on that basis denies them. Certain of the allegations in Paragraph 41 purport to characterize, summarize, or quote from selected portions of Black Knight’s Form 10-K for 2021. Intercontinental Exchange refers to Black Knight’s Form 10-K for 2021 for a true and complete statement of its contents. Intercontinental Exchange denies the remaining allegations in Paragraph 41.

42. The allegations in the first sentence of Paragraph 42 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in the first sentence of Paragraph 42. Certain of the allegations in Paragraph 42 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 42 regarding Black Knight, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 42.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	11	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 12 of 46

43. The allegations in Paragraph 43 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange lacks sufficient knowledge or information regarding the vague or undefined phrase “commercially reasonable substitute,” and on that basis denies those allegations. Intercontinental Exchange denies the remaining allegations in Paragraph 43.

44. Intercontinental Exchange lacks sufficient knowledge or information regarding the vague or undefined phrases “highly regulated” and “substantial risk,” and on that basis denies those allegations. Intercontinental Exchange denies the remaining allegations in Paragraph 44.

45. Intercontinental Exchange denies the allegations in Paragraph 45.

46. The allegations in Paragraph 46 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 46.

47. Intercontinental Exchange denies the allegations in Paragraph 47.

B.	The LOS Market

48. The allegations in Paragraph 48 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 48.

49. The allegations in the first sentence of Paragraph 49 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in the first sentence of Paragraph 49. Intercontinental Exchange lacks sufficient knowledge or information regarding the vague or undefined phrases “distinct group” and “types” and denies any allegations relating thereto. Certain of the allegations in Paragraph 49 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 49.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	12	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 13 of 46

50. The allegations in the first sentence of Paragraph 50 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in the first sentence of Paragraph 50. Intercontinental Exchange lacks sufficient knowledge or information to form a belief regarding the general background allegations about all LOSs and mortgage lenders generally, and on that basis denies those allegations. Intercontinental Exchange denies the remaining allegations in Paragraph 50.

51. The allegations in Paragraph 51 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 51.

52. The allegations in Paragraph 52 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 52.

53. The allegations in Paragraph 53 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 53.

54. The allegations in Paragraph 54 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 54.

C.	The Market for PPEs for Users of Encompass

55. The allegations in Paragraph 55 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 55.

56. The allegations in the first sentence of Paragraph 56 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in the first sentence of Paragraph 56. Intercontinental Exchange lacks sufficient knowledge or information regarding the vague or undefined terms “peculiar,” “prohibitively expensive,” and “time-consuming,” and on that basis denies those allegations. Intercontinental Exchange denies the remaining allegations in Paragraph 56.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	13	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 14 of 46

57. Intercontinental Exchange denies the allegations in Paragraph 57.

58. The allegations in Paragraph 58 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 58.

59. Certain of the allegations in Paragraph 59 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 59.

60. The allegations in Paragraph 60 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 60.

61. Intercontinental Exchange lacks sufficient knowledge or information regarding the vague or undefined phrases “significant share” and “small share” and on that basis denies those allegations. Intercontinental Exchange denies the remaining allegations in Paragraph 61.

D.	The PPE Market

62. The allegations in Paragraph 62 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 62.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	14	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 15 of 46

63. The allegations in the first sentence of Paragraph 63 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in the first sentence of Paragraph 63. Intercontinental Exchange lacks sufficient knowledge or information regarding the vague or undefined term “peculiar,” “functionality,” and “manually,” and on that basis denies those allegations. Certain of the allegations in Paragraph 63 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 63.

64. Intercontinental Exchange lacks sufficient knowledge or information to form a belief regarding the general background allegations about PPEs, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 64.

65. The allegations in Paragraph 65 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 65.

66. The allegations in Paragraph 66 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 66.

67. Intercontinental Exchange denies the allegations in Paragraph 67.

E.	The Relevant Geographic Market Is the United States

68. The allegations in Paragraph 68 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations are denied.

VI.	MARKET CONCENTRATION AND THE ACQUISITION’S PRESUMPTIVE ILLEGALITY

69. The allegations in Paragraph 69 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 69.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	15	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 16 of 46

70. Certain of the allegations in Paragraph 70 purport to characterize, summarize, or quote from selected portions of the Merger Guidelines. Intercontinental Exchange refers to the Merger Guidelines for a true and complete statement of their contents. Additionally, the allegations in Paragraph 70 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in Paragraph 70.

71. The first sentence of Paragraph 71 purports to characterize the Home Mortgage Disclosure Act (the “HMDA”), and Intercontinental Exchange respectfully refers the Court to the HMDA for a complete and accurate statement of its contents. To the extent the allegations set forth in the first sentence of Paragraph 71 are inconsistent with the HMDA, Intercontinental Exchange denies the allegations. The remaining allegations in Paragraph 71 are denied.

72. The allegations in Paragraph 72 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 72 are denied.

73. The allegations in Paragraph 73 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 73 are denied.

74. The allegations in Paragraph 74 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 74 are denied.

75. The allegations in Paragraph 75 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 75 are denied.

VII.	EVIDENCE OF REASONABLY PROBABLE ANTICOMPETITIVE EFFECTS

A.	Anticompetitive Effects in LOS Markets

76. The allegations in Paragraph 76 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 76 are denied.

77. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 77 regarding Black Knight, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 77.

78. Intercontinental Exchange denies the allegation in the first sentence of Paragraph 78. The allegations in the second sentence of Paragraph 78 constitute legal conclusions to which no response is required. To the extent a response is required, Intercontinental Exchange denies the allegations in the second sentence of Paragraph 78.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	16	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 17 of 46

i.	Intercontinental Exchange and Black Knight Are Each Other’s Closest Head-to-Head Competitors

79. Certain of the allegations in Paragraph 79 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 79.

80. Certain of the allegations in Paragraph 80 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 80.

81. Certain of the allegations in Paragraph 81 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 81.

82. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 82 regarding Black Knight, and on that basis denies them.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	17	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 18 of 46

83. Intercontinental Exchange denies the allegations in Paragraph 83.

84. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 84 regarding Black Knight, and on that basis denies them. Certain of the allegations in Paragraph 84 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 84.

ii.	There Is a Reasonable Probability That the Acquisition Will Eliminate LOS Price Competition Between Intercontinental Exchange and Black Knight

85. Intercontinental Exchange denies the allegations in Paragraph 85.

86. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 86 regarding Black Knight, and on that basis denies them. Certain of the allegations in Paragraph 86 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 86.

87. Certain of the allegations in Paragraph 87 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 87.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	18	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 19 of 46

iii.	There Is a Reasonable Probability That the Acquisition Will Eliminate Competition for LOS Features and Integrations

88. Intercontinental Exchange denies the allegations in Paragraph 88.

89. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 89 regarding Black Knight, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 89.

90. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 90 regarding Black Knight, and on that basis denies them.

91. Certain of the allegations in Paragraph 91 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 91.

92. The allegations in Paragraph 92 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 92 are denied.

B.	Anticompetitive Effects in PPE Markets

93. The allegations in Paragraph 93 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 93 are denied.

94. Intercontinental Exchange denies the allegations in Paragraph 94.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	19	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 20 of 46

95. Certain of the allegations in Paragraph 95 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 95.

96. Certain of the allegations in Paragraph 96 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 96.

i.	There Is a Reasonable Probability That the Acquisition Will Eliminate Head-to-Head PPE Competition Between Intercontinental Exchange and Black Knight

97. The allegations in Paragraph 97 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 97 are denied.

98. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 98 regarding Black Knight, and on that basis denies them. Certain of the allegations in Paragraph 98 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 98.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	20	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 21 of 46

99. The allegations in Paragraph 99 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 99 are denied.

100. Intercontinental Exchange denies the allegations in Paragraph 100.

101. Intercontinental Exchange admits only the second sentence of Paragraph 101. Intercontinental Exchange denies the remaining allegations in Paragraph 101.

102. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 102 regarding Black Knight, and on that basis denies them.

103. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 103 regarding Black Knight, and on that basis denies them.

104. Intercontinental Exchange lacks knowledge sufficient or information to admit or deny the allegations in Paragraph 104 regarding Black Knight, and on that basis denies them. Certain of the allegations in Paragraph 104 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 104.

105. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 105 regarding Black Knight, and on that basis denies them. Certain of the allegations in Paragraph 105 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 105.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	21	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 22 of 46

106. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 106 regarding Black Knight, and on that basis denies them. Certain of the allegations in Paragraph 106 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 106.

107. Certain of the allegations in Paragraph 107 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 107.

108. Certain of the allegations in Paragraph 108 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 108.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	22	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 23 of 46

109. Certain of the allegations in Paragraph 109 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 109.

110. Certain of the allegations in Paragraph 110 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 110.

111. Intercontinental Exchange admits that on May 4, 2022, Intercontinental Exchange announced its agreement to acquire Black Knight. Certain of the allegations in Paragraph 111 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 111.

112. The allegations in Paragraph 112 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations are denied.

113. Intercontinental Exchange denies the allegations in Paragraph 113.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	23	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 24 of 46

ii.	There Is a Reasonable Probability That the Acquisition Will Increase Intercontinental Exchange’s Ability and Incentive to Foreclose Competition from Other PPE Providers

114. The allegations in Paragraph 114 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations are denied. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 106 regarding Black Knight, and on that basis denies them.

a.	Intercontinental Exchange Can Disadvantage PPE Competitors by Degrading or Restricting LOS Integration

115. Intercontinental Exchange lacks sufficient knowledge or information to form a belief regarding the general background allegations about PPEs and denies any allegations relating thereto, and on that basis denies those allegations. Intercontinental Exchange denies the remaining allegations in Paragraph 115.

116. Intercontinental Exchange lacks sufficient knowledge or information regarding the characterization of lenders, PPEs, and PPE providers generally, and on that basis denies those allegations. Intercontinental Exchange denies the remaining allegations in Paragraph 116.

117. Intercontinental Exchange denies the allegations in Paragraph 117.

118. Certain of the allegations in Paragraph 118 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 118.

119. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 119 regarding Black Knight, and on that basis denies them.

120. Intercontinental Exchange denies the allegations in Paragraph 120.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	24	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 25 of 46

121. Certain of the allegations in Paragraph 121 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 121.

122. Certain of the allegations in Paragraph 122 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 122.

123. Certain of the allegations in Paragraph 123 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 123.

b.	Post-Acquisition, Intercontinental Exchange Will Have a Greater Incentive to Foreclose Competition for PPEs

124. The allegations in Paragraph 124 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 124 are denied.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	25	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 26 of 46

125. Certain of the allegations in Paragraph 125 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 125.

126. The allegations in Paragraph 126 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations are denied. Certain of the allegations in Paragraph 126 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 126.

127. Certain of the allegations in Paragraph 127 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 127.

128. Intercontinental Exchange denies the allegations in Paragraph 128.

C.	Anticompetitive Effects in Other Relevant Antitrust Markets for Ancillary Services

129. Intercontinental Exchange denies the allegations in Paragraph 129.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	26	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 27 of 46

130. Intercontinental Exchange denies the allegations in Paragraph 130.

131. Intercontinental Exchange denies the allegations in Paragraph 130.

132. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 132 regarding Black Knight, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 132.

133. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 133 regarding Black Knight, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 133.

VIII.	LACK OF COUNTERVAILING FACTORS

134. The allegations in Paragraph 134 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 134 are denied.

135. The allegations in the first two sentences of Paragraph 135 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations in the first two sentences of Paragraph 135 are denied. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in the third sentence of Paragraph 135 regarding Black Knight, and on that basis denies them.

136. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 136 regarding Black Knight, and on that basis denies them. Certain of the allegations in Paragraph 136 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 136.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	27	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 28 of 46

137. Certain of the allegations in Paragraph 137 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 137.

138. The first sentence of Paragraph 138 contains legal conclusions to which no response is required. To the extent a response is required, the allegations in the first sentence of Paragraph 138 are denied. Intercontinental Exchange denies the remaining allegations in Paragraph 138.

139. The first sentence of Paragraph 139 contains legal conclusions to which no response is required. To the extent a response is required, the allegations in the first sentence of Paragraph 139 are denied. Intercontinental Exchange denies the remaining allegations in Paragraph 139.

140. The first sentence of Paragraph 140 contains legal conclusions to which no response is required. To the extent a response is required, the allegations in the first sentence of Paragraph 140 are denied. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 140 regarding Black Knight, and on that basis denies them. Certain of the allegations in Paragraph 140 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 140.

141. Intercontinental Exchange denies the allegations in Paragraph 141.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	28	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 29 of 46

142. Intercontinental Exchange lacks knowledge or information sufficient to admit or deny the allegations in Paragraph 142 regarding Black Knight, and on that basis denies them. Certain of the allegations in Paragraph 142 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 142.

143. The allegations in Paragraph 143 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 143 are denied.

IX.	DEFENDANTS’ PROPOSED REMEDY WILL NOT FIX THE ACQUISITION’S ANTICOMPETITIVE EFFECTS

144. Intercontinental Exchange admits only that Intercontinental Exchange and Black Knight have signed a definitive agreement to divest Empower to Constellation as part of the proposed transaction. Certain of the allegations in Paragraph 144 purport to characterize, summarize, or quote from selected portions of unidentified documents and/or transcripts, offered without attribution or context. To the extent such documents and/or transcripts are identified, Intercontinental Exchange refers to those documents and/or transcripts for a true and complete statement of their contents. To the extent such documents and/or transcripts are unidentified, Intercontinental Exchange lacks knowledge or information sufficient to admit or deny those allegations, and on that basis denies them. Intercontinental Exchange denies the remaining allegations in Paragraph 144.

145. The allegations in Paragraph 145 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 145 are denied.

X.	LIKELIHOOD OF SUCCESS ON THE MERITS, BALANCE OF EQUITIES, AND NEED FOR RELIEF

146. The allegations in Paragraph 146 constitute legal conclusions to which no response is required. To the extent a response is required, the allegations in Paragraph 146 are denied.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	29	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 30 of 46

147. Intercontinental Exchange denies the allegations contained in Paragraph 147.

148. Intercontinental Exchange denies the allegations in Paragraph 148.

149. Intercontinental Exchange denies the first sentence of Paragraph 149. The remainder of Paragraph 149 is a request for relief to which no response is required. To the extent a response is required, Intercontinental Exchange denies that the FTC is entitled to the relief requested in Paragraph 149.

AFFIRMATIVE AND OTHER DEFENSES

Intercontinental Exchange asserts the following defenses with respect to the causes of action alleged in the Complaint, without assuming the burden of proof or persuasion where such burden rests on the FTC. Intercontinental Exchange has not knowingly or intentionally waived any applicable defenses, and it reserves the right to assert and rely upon other applicable defenses that may become available or apparent throughout the course of the action. Intercontinental Exchange reserves the right to amend, or seek to amend, its Answer, including its affirmative and other defenses.

FIRST DEFENSE

(Structure of Proceedings Violates Due Process)

The structure of the related administrative proceedings, in which the Commission both initiates and finally adjudicates the Complaint against Intercontinental Exchange, having prejudged the merits of the action, violates Intercontinental Exchange’s Fifth Amendment Due Process right to adjudication before a neutral arbiter.

SECOND DEFENSE

(Commission’s Procedures Violate Due Process)

The Commission’s procedures violate Intercontinental Exchange’s right to procedural due process under the Due Process Clause of the Fifth Amendment.

THIRD DEFENSE

(Commission’s Procedures Violate Equal Protection Clause)

The Commission’s procedures arbitrarily subject Intercontinental Exchange to administrative proceedings rather than to proceedings before an Article III judge in violation of Intercontinental Exchange’s right to Equal Protection under the Fifth Amendment.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	30	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 31 of 46

FOURTH DEFENSE

(Constraints on Removal Violate Article II of the Constitution)

The related administrative proceedings are invalid because the constraints on removal of the Commissioners and the Administrative Law Judge violate Article II of the Constitution and the separation of powers.

FIFTH DEFENSE

(Delegation of Legislative Power Unconstitutional)

The related administrative proceedings are invalid because Congress unconstitutionally delegated legislative power to the Commission by failing to provide an intelligible principle by which the Commission would exercise the delegated power.

SIXTH DEFENSE

(Violation of Fifth Amendment)

Granting the relief sought would constitute a taking of Intercontinental Exchange’s property in violation of the Fifth Amendment to the Constitution.

SEVENTH DEFENSE

(Violation of Seventh Amendment)

The adjudication of the Complaint against Intercontinental Exchange through the related administrative proceedings violates Intercontinental Exchange’s Seventh Amendment right to a jury trial.

EIGHTH DEFENSE

(Violation of Article III of the U.S. Constitution)

The adjudication of the Complaint against Intercontinental Exchange through the related administrative proceedings adjudicates private rights and therefore violates Article III of the U.S. Constitution and the Seventh Amendment.

NINTH DEFENSE

(Failure to State a Claim)

The Complaint fails to state a claim upon which relief can be granted, including, but not limited to, on the basis that: (1) new entrants to the relevant market were (and are) timely, likely, and sufficient to offset any alleged anticompetitive effects of the Transaction; (2) the alleged market definitions fail as a matter of both fact and law; (3) the Complaint fails to allege any plausible harm to competition, consumers, or consumer welfare; (4) the Complaint fails to allege undue share in any plausibly defined relevant market; and (5) any alleged harm to potential competition is not actionable.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	31	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 32 of 46

TENTH DEFENSE

(No Antitrust Injury)

The Complaint fails to establish actual, cognizable antitrust injury of the type antitrust laws are intended to remedy.

ELEVENTH DEFENSE

(Transaction Is Not Unlawful)

The Transaction does not violate the antitrust laws because: (1) the Transaction is procompetitive, and will result in merger-specific efficiencies, cost synergies, product-quality improvements, and other procompetitive effects that benefit consumers. The benefits outweigh any alleged anticompetitive effects; (2) the combination of Respondents’ businesses is not likely to substantially lessen competition under the analytical framework set forth in the Merger Guidelines promulgated by the FTC and Department of Justice; and (3) Intercontinental Exchange and Black Knight’s agreement with Constellation to divest Empower as well as certain other products to Constellation would address any purported anticompetitive effects alleged in the Complaint and, consistent with Section 7 of the Clayton Act, 15 U.S.C. § 18, and the decision in United States v. UnitedHealth Grp. Inc., No. 1:22-cv-0481, 2022 WL 4365867, at *9 (D.D.C. Sept. 21, 2022), it is inappropriate to consider the transaction in the absence of the divestiture.

TWELFTH DEFENSE

(Public Interest)

Neither the filing of this Complaint nor the contemplated relief is in the public interest, pursuant to 15 U.S.C. § 45.

RESERVATION OF RIGHTS TO ASSERT ADDITIONAL DEFENSES

Intercontinental Exchange has not knowingly or intentionally waived any applicable defenses, and it reserves the right to assert and rely upon other applicable defenses that may become available or apparent throughout the course of the action. Intercontinental Exchange reserves the right to amend, or seek to amend, its Answer, including its affirmative and other defenses.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	32	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 33 of 46

COUNTERCLAIMS

Defendant Intercontinental Exchange, Inc. (“Intercontinental Exchange”), by and through its undersigned attorneys, seeks the following counterclaims against Plaintiff Federal Trade Commission (“Plaintiff” or “FTC”).

NATURE OF THE ACTION

1. Intercontinental Exchange challenges the unconstitutional structure and processes employed by the FTC to prohibit lawful acquisitions. The FTC possesses the power to not only prosecute cases, but to judge them as well. Yet the FTC’s Administrative Law Judges (“ALJs”) exercise near-total protection from political accountability because they are subject to neither democratic election nor at-will removal by the President. Instead, they have “dual layers” of removal protection because they are only removable by Commissioners “for cause”, who, in turn, are only removable by the President “for cause.”

2. In the related proceeding instituted against Intercontinental Exchange, the FTC has not only charged and prosecuted the case but has also appointed an ALJ. And if the FTC disagrees with the ALJ’s ultimate decision on either the facts or the law, the same Commissioners who voted to file the enforcement action against Intercontinental Exchange have the right to review these findings de novo and change them. A former FTC Commissioner has described this procedure as an “unhealthy and biased institutional process” that virtually guarantees the agency’s result will stand. See Joshua D. Wright, Section 5 Revisited: Time for the FTC to Define the Scope of Its Unfair Methods of Competition Authority at 6 (2015).

3. This process also involves the adjudication of private rights. Particularly, the parties’ ability to engage in a private commercial transaction and the risk that the parties will have to pay a fine to the FTC. Such an adjudication is the exclusive province of Article III courts where the parties may also be able to assert their Seventh Amendment right to a trial by jury.

4. This Court should declare the FTC’s structure and procedures unconstitutional. And it should enjoin the FTC from subjecting Intercontinental Exchange to its unfair and unconstitutional internal forum, adjudicating the legality of Intercontinental Exchange’s acquisition in this Article III court instead.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	33	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 34 of 46

THE PARTIES

5. Counterclaim Defendant FTC is an administrative agency of the United States Government, established, organized, and existing pursuant to the FTC Act, 15 U.S.C. § 45, and is authorized under certain circumstances by Section 13(b) of the FTC Act, 15 U.S.C. § 53(b), to initiate court proceedings to enjoin ongoing or imminent violations of any law the FTC enforces.

6. Counterclaim Plaintiff Intercontinental Exchange is a publicly traded corporation incorporated in Delaware, with its headquarters in Atlanta, Georgia. Intercontinental Exchange provides market infrastructure, data services, and technology solutions in three segments: exchanges, fixed income and data services, and mortgage technology.

JURISDICTION AND VENUE

7. This action arises under the Constitution and laws of the United States, and this Court has federal question jurisdiction over this action pursuant to Article III of the Constitution and 28 U.S.C. § 1331.

8. Counterclaim Plaintiff’s right to immediate judicial review in this Court with respect to Counterclaim Defendants’ alleged conduct is based on the Due Process Clause of the Fifth Amendment, Article III of the Constitution, the Seventh Amendment, and the Federal Declaratory Judgment Act, 28 U.S.C. § 2201.

9. Venue is proper under 5 U.S.C. § 703 and 28 U.S.C. § 1391(b), (c), and (e).

FACTUAL BACKGROUND

A.	The Constitutional Infirmities Associated with the Government Merger Review Process

10. Both the FTC and the Department of Justice (“DOJ”) review mergers and acquisitions that may present substantive antitrust concerns. Section 7 of the Clayton Act, codified at 15 U.S.C. § 18, prohibits mergers and acquisitions where the “effect . . . may be substantially to lessen competition” or “tend to create a monopoly.” As relevant here, the FTC’s authority is based on Section 13(b) of the FTC Act.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	34	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 35 of 46

11. The government employs an impermissibly arbitrary approach to deciding whether the FTC or DOJ will lead a given investigation, despite the consequences that decision carries for regulated parties. DOJ-led proceedings occur in federal court. By contrast, the FTC may pursue proceedings before itself, where an ALJ presides over a hearing lacking the stringent evidentiary and procedural rules of federal court, see 16 C.F.R. §§ 3.21-.43. Further, federal courts may apply different standards of review depending on where the case originated. Compare Fed. R. Civ. P. 52(a)(6) with 15 U.S.C. §§ 21(c), 45(c).

12. The FTC’s and DOJ’s process lacks standards and does not provide citizens with necessary Due Process safeguards. See Beckles v. United States, 137 S. Ct. 886, 892 (2017) (government cannot deprive property under law “so standardless that it invites arbitrary enforcement”); Fuentes v. Shevin, 407 U.S. 67, 80 (1972). The arbitrary manner in which the FTC and DOJ determine parties’ procedural rights also violates Equal Protection, cf. Williams v. Vermont, 472 U.S. 14, 22-23 (1985) (“arbitrary distinction” among taxpayers violates equal protection), and impermissibly delegates to the agencies legislative powers that belong exclusively to Congress, cf. Jarkesy v. SEC, 34 F.4th 446, 459 (5th Cir. 2022) (SEC’s ability to assign matters to agency adjudication without intelligible principle violates the nondelegation doctrine). The FTC’s discretion to sue in federal court or its own tribunal (or both), afforded it by Congress without the requisite intelligible principle to guide its exercise, likewise violates the nondelegation doctrine. Mistretta v. United States, 488 U.S. 361, 372 (1989) (Congress can delegate its Article 1 legislative powers to another entity only if it provides an “intelligible” principle by which to exercise that power); Crowell v. Benson, 285 U.S. 22, 50 (1932) (“[T]he mode of determining” which cases are assigned to administrative tribunals is “completely within congressional control.”); Jarkesy, 34 F.4th at 462 (providing the SEC with broad “power to decide which defendants should receive certain legal processes (those accompanying Article III proceedings)” violated the nondelegation doctrine).

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	35	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 36 of 46

13. Moreover, the FTC’s internal administrative hearing provides none of the substantive or procedural protections enjoyed by litigants in federal district court. These proceedings are, instead, fraught with Due Process and Equal Protection deficiencies.

•

Federal district court judges are Article III impartial fact-finders who owe no allegiances to the agency. In contrast, any FTC Commissioner (including those who voted to sue Intercontinental Exchange and Black Knight) is permitted to preside over the administrative hearing; and an ALJ appointed by and compensated by the FTC will preside.

•	Federal court proceedings are governed by the Federal Rules of Evidence and Federal Rules of Civil Procedure. Neither apply in FTC administrative proceedings.

•

Litigants in federal court can appeal adverse decisions to impartial circuit court judges. Decisions rendered in FTC administrative proceedings must first be appealed to the same FTC Commissioners who voted to sue the defendant at the outset, raising inherent concerns about proper review and opening the potential for bias to reach an end result.

•

The FTC Commissioners, on appeal, can ignore and completely change the merits decision rendered in the administrative proceedings before the defendant appeals to the circuit court. See, e.g., Opinion of the Commission, In the Matter of Illumina, Inc., a corporation, and GRAIL, Inc., a corporation, Docket No. 9401 (April 3, 2023) (opinion of the FTC reversing ALJ’s finding that Complaint Counsel failed to prove that a substantial lessening of competition was probable or imminent).

•

Different appellate standards of review may apply depending on where the case originated. On appeal from agency proceedings, “[t]he findings of the Commission as to the facts, if supported by evidence, shall be conclusive.” 15 U.S.C. § 45(c).

14. The nature of administrative hearings at the FTC and the limited review of its factual findings on appeal means the results can be preordained. As one court noted, the “FTC has not lost a single case [in administrative proceedings] in the past quarter-century. Even the 1972 Miami Dolphins would envy that type of record.” Axon Enter., Inc. v. Fed. Trade Comm’n, 986 F.3d 1173, 1187 (9th Cir. 2021), cert. granted in part, 142 S. Ct. 895 (2022), and rev’d and remanded, No. 21-1239, 2023 WL 2938328 (U.S. Apr. 14, 2023).1

[1]

This representation by the Ninth Circuit Court of Appeals was made before ALJ Chappell’s ruling in the Illumina/Grail matter referenced above. In the most recent instance of the FTC losing a case in an administrative proceeding, the Commissioners voted to reverse the ALJ.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	36	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 37 of 46

15. This kind of discretionary hearing process is exactly what Article III, the Equal Protection Clause, the Due Process Clause, the nondelegation doctrine, and the Seventh Amendment were designed to prevent. As the Supreme Court has emphasized, the irreducible minimum of Due Process is “notice of the factual basis” of the Government’s assertions “and a fair opportunity to rebut the Government’s factual assertions before a neutral decisionmaker.” Hamdi v. Rumsfeld, 542 U.S. 507, 533 (2004). Indeed, “Parties whose rights are to be affected are entitled to be heard; and in order that they may enjoy that right … an opportunity to be heard must be granted at a meaningful time and in a meaningful manner.’” Id. (quoting Baldwin v. Hale, 1 Wall. 223, 233 (1864)). And a “meaningful” hearing, for purposes of Due Process, “requires a neutral and detached judge.” Id. (quoting Concrete Pipe & Prods. Of Cal., Inc. v. Construction Laborers Pension Trust for S. Cal., 508 U.S. 602, 617 (1993)). “These essential constitutional promises may not be eroded.” Id. And yet that basic protection—provided to everyone from public employees to enemy combatants—is denied to companies caught up in a merger challenge pursued by the FTC.

B.	The FTC Lacks Political Accountability.

16. Article II “vested” all “executive Power” in the President, Art. II, § 1, cl. 1, and charged the President alone with “tak[ing] Care that the Laws be faithfully executed,” Art. II, § 3.

17. As the Supreme Court has explained, the Constitution concentrates executive power solely in the President because the Framers wanted to “ensure … accountability” in the Executive Branch. Printz v. United States, 521 U.S. 898, 922 (1997). They recognized that the President could not carry out all of his duties alone, and therefore, must be able to delegate some authority and responsibilities to others. See Art. II, § 2, cl. 2 (discussing appointments of superior and inferior officers); Myers v. United States, 272 U.S. 52, 117 (1926) (“the President alone and unaided could not execute the laws,” and thus must “select those who [are] to act for him under his direction in the execution of the laws.”).

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	37	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 38 of 46

18. While the President may delegate power, the President must ensure that “the buck stops” with him or her. Free Enterprise Fund v. PCAOB, 561 U.S. 477, 493 (2010). Accordingly, the Supreme Court has recognized that, “as a general matter,” the President must have the “power to remove” principal officers “who assist him in carrying out his duties.” Id. at 513-14. Indeed, if “any power whatsoever is in its nature Executive, it is the power of appointing, overseeing, and controlling those who execute the laws.” Id. at 492 (quoting 1 Annals of Cong. 463 (1789) (Joseph 8 Gales ed., 1834) (Madison) (emphasis added)).

19. Just as the President’s ability to select administrative officers “is essential to the execution of the laws by him, so must be his power of removing” officers. Myers, 272 U.S. at 117. That removal power is important to the democratic legitimacy of the Executive Branch in at least two ways. First, it makes officers less likely to deviate from the President’s (and hence, the People’s) will. An officer who knows that disobedience can (and will) be met with removal is less likely to take an action at odds with the President’s agenda. Second, and perhaps more importantly, the removal power gives the People political recourse if they are displeased with the actions taken by those who enforce federal law. Although the People cannot vote for (or against) an Executive officer directly, they can vote for (or against) the President, who bears ultimate responsibility for federal law enforcement. Those two mechanisms for accountability work together to ensure that the Government officials who carry out the work of the Executive Branch do so in a way that reflects the People’s will, and not their own.

20. FTC Commissioners, however, are shielded from at-will Presidential removal— and hence from the key mechanism of democratic accountability—in violation of Article II. The FTC is headed by five Commissioners, nominated by the President and confirmed by the Senate, each serving a 7-year term. 15 U.S.C. § 41. But once appointed, the Commissioners are not subject to removal by the President absent a finding of “inefficiency, neglect of duty, or malfeasance in office.” Id. This means FTC Commissioners are not politically accountable for their actions.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	38	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 39 of 46

21. The ALJs that initially conduct administrative proceedings receive an additional layer of protection from Presidential removal. FTC-appointed ALJs can also only be removed for “good cause” in accordance with statutory procedures. 5 U.S.C. § 7521(a), (b)(1). This creates a dual layer of protection for these ALJs. The Supreme Court has uniformly held that such dual layered protection is unconstitutional. See Free Enterp. Fund, 561 U.S. at 495 (holding unconstitutional similar multi-layer tenure protection where Board members appointed by SEC could only be removed by those Commissioners, not the President, for cause); Seila Law LLC v. CFPB,          U.S.         , 140 S. Ct. 2183, 2192, 207 L.Ed.2d 494 (2020) (finding that the removal restrictions on the director of the CFPB violated Article II of the Constitution).

22. The result is that crucial law enforcement actions, sometimes with massive consequences for the American economy, are currently taken by individuals not elected by the People, and not controlled by the President. That runs directly contrary to Article II and the democratic principles underlying the Constitution.

C.	The FTC Adjudicates Private Rights with Limited Article III Judicial Review and no Trials by Jury.

23. Article III provides that the judicial power of the United States is vested “in one supreme Court, and in such inferior Courts as the Congress may from time to time ordain and establish.” § 1. “Consequently, Congress cannot confer the Government’s ‘judicial Power’ on entities outside Article III.” Oil States Energy Servs., LLC v. Greene’s Energy Grp., LLC, 200 L. Ed. 2d 671, 138 S. Ct. 1365, 1372–73 (2018) (citing Stern v. Marshall, 564 U.S. 462, 484, 131 S.Ct. 2594, 180 L.Ed.2d 475 (2011)). Specifically, “Congress may not withdraw from judicial cognizance any matter which, from its nature, is the subject of a suit at the common law, or in equity, or admiralty.” Stern, 564 U.S. at 484.

24. To determine if an entity is improperly exercising the “judicial power” courts distinguish between public and private rights, with private rights requiring adjudication by Article III courts. Id. at 495. Private rights were historically understood to include rights to “the three ‘absolute’ rights, life, liberty, and property, so called because they appertain and belong to particular men merely as individuals,’ not ‘to them as members of society or standing in various relations to each other’—that is, not dependent upon the will of the government.” Wellness Int’l Network, Ltd. v. Sharif, 575 U. S. 665, 713–714 (2015) (dissenting opinion) (quoting 1 W. Blackstone, Commentaries on the Laws of England 119 (1765)(internal quotation marks omitted

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	39	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 40 of 46

25. As part of its administrative proceedings, the FTC determines the rights of parties to engage in private transactions. This directly regulates the right of parties to use their property and therefore their private rights as historically understood. Moreover, an FTC order in these administrative proceedings brings with it the possibility of future civil penalties. 15 U.S.C. § 45(l). Civil penalties require a party to surrender its property and so also implicate “private rights.” See Tull v. United States, 481 U. S. 412, 422 (1987) (“A civil penalty was a type of remedy at common law that could only be enforced in courts of law”).

26. Although FTC actions are technically subject to judicial review, that review is limited. The FTC Act provides that “the findings of the commission as to the facts, if supported by testimony, shall in like manner be conclusive” in federal court. 38 Stat. 720 (codified, as amended, at 15 U. S. C. §45(c)). And, review of these proceedings is typically restricted to “ the court of appeals of the United States, within any circuit where the method of competition or the act or practice in question was used or where such person, partnership, or corporation resides or carries on business.” Id.

27. The FTC review process also includes no right for a regulated defendant to receive a trial by a jury. The Seventh Amendment explicitly provides this right in “Suits at common law, where the value in controversy shall exceed twenty dollars.” This includes actions “analogous to Suits at common law.” Tull, 481 U. S., at 417.

28. The FTC’s actions in its administrative proceedings that implicate the rights of parties to engage in private commercial transactions and create the possibility of civil penalties are analogous to actions at common law and so implicate parties’ Seventh Amendment rights.

29. The combination of this limited judicial review and the substantial adjudication of private rights that occurs in the FTC’s administrative process violates Article III of the Constitution because the FTC is wielding power that is in the exclusive domain of the federal courts. Additionally, the failure to provide parties to these proceedings with a right to a jury trial violates the Seventh Amendment.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	40	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 41 of 46

D.	The FTC’s Administrative Proceeding Against Intercontinental Exchange.

30. On May 18, 2022, Counterclaim Plaintiff Intercontinental Exchange and Black Knight, Inc. submitted Premerger Notification and Report Forms to the Federal Trade Commission’s Premerger Notification Office and the Department of Justice’s Antitrust Division.

31. On June 17, 2022, the FTC issued a request for additional information and documentary materials (“Second Request”) to both Counterclaim Plaintiff Intercontinental Exchange and Black Knight in connection with the proposed acquisition.

32. On October 17, 2022, Counterclaim Plaintiff Intercontinental Exchange and Black Knight certified compliance with the Second Request.

33. Counterclaim Plaintiff Intercontinental Exchange and Black Knight engaged in meaningful dialogue and negotiation with the FTC, both throughout the Second Request process and after certification, seeking to educate the FTC on market realities and the effects of the proposed acquisition.

34. Despite confidence that the proposed acquisition would not lead to a substantial lessening of competition in the loan origination software (“LOS”) market, in an effort to assuage concerns articulated by the FTC, Counterclaim Plaintiff Intercontinental Exchange and Black Knight agreed to divest Black Knight’s LOS product, Empower, along with related assets, to Constellation Web Solutions Inc.

35. On March 9, 2023 and as a result of a vote the Commissioners, the FTC instituted the administrative proceedings against Intercontinental Exchange and Black Knight.

36. That same day, the FTC commenced an administrative proceeding on the antitrust merits of the Acquisition before an Administrative Law Judge. In this proceeding the FTC seeks to prevent Intercontinental Exchange and Black Knight from engaging in the Acquisition. The trial on the merits trial scheduled to begin on July 12, 2023. Once this trial is complete and an ALJ decision is rendered any review of that decision will be by the Commissioners themselves. The same Commissioners who voted to institute proceedings.

37. In a departure from longstanding practice, the FTC chose not to simultaneously file a complaint for a preliminary injunction in federal court. Instead, the FTC waited until April 10, 2023, to file a complaint with this court.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	41	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 42 of 46

38. The FTC’s complaint in this action is in aid of the administrative proceedings. It seeks to preliminarily enjoin the acquisition.

COUNT I

(Violation of Intercontinental Exchange’s Constitutional Rights

Declaratory and Injunctive Relief)

39. Intercontinental Exchange restates and incorporates by reference each and every allegation of the preceding paragraphs.

40. The ongoing administrative proceeding, in which the FTC will act as prosecutor, judge, and jury, violates several of Intercontinental Exchange’s constitutional rights.

41. It violates Intercontinental Exchange’s Due Process rights, by, among other things, arbitrarily subjecting Intercontinental Exchange to the FTC’s administrative processes and depriving Intercontinental Exchange of the ability to make its case before a neutral arbiter.

42. By arbitrarily subjecting Intercontinental Exchange to unfair procedures before an administrative body, rather than to a fair trial before a neutral judge appointed in accordance with Article III of the Constitution with the procedural protections of a federal court, the FTC has also violated Intercontinental Exchange’s Equal Protection rights.

43. The FTC’s actions separately violate Intercontinental Exchange’s Constitutional rights because the agency’s structure, on its face, is unconstitutional under Article II. In particular, the ALJ appointed by the FTC, has an impermissible dual-layer of insulation from removal. Because the agency’s structure violates Article II, any actions taken against Intercontinental Exchange under its present structure are invalid.

44. Additionally, in this administrative proceeding, the FTC is adjudicating Intercontinental Exchange’s private rights. Such an adjudication is improper and is the exclusive province of a court established by Article III of the Constitution.

45. Moreover, the adjudication of Intercontinental Exchange’s substantial private rights in an action analogous to common law actions without a jury is unlawful under the Seventh Amendment to the Constitution.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	42	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 43 of 46

46. Moreover, by failing to provide a clear principle to the FTC and DOJ to determine which agency would investigate and prosecute a transaction under the antitrust laws, Congress unconstitutionally delegated its legislative power to the agencies, in violation of the nondelegation doctrine. So too Congress’s provision to the FTC the power to sue in federal or administrative court.

47. The Commission’s conduct has caused and will continue to cause Intercontinental Exchange to suffer immediate and irreparable harm to its Constitutional rights. No money damages can remedy this harm, and Intercontinental Exchange has no legal avenue by which to recover any money damages against the Commission. The FTC’s administrative proceeding is not speculative. It is happening and ongoing. Further, the FTC’s suit in this court is in aid of this administrative proceeding.

48. These violations of its constitutional rights entitle Intercontinental Exchange to declaratory relief under the Declaratory Judgment Act 28 U.S.C. § 2201, as well as injunctive relief against the continuation of the FTC’s administrative proceeding.

NOTICE OF CONTEMPLATED RELIEF

WHEREFORE, Intercontinental Exchange respectfully requests that the Court enter judgment:

A. Denying the FTC’s requested relief;

B. Dismissing the Complaint in its entirety, with prejudice;

C. Declaring the FTC’s structure unconstitutional;

D. Declaring the FTC’s administrative procedures unconstitutional;

E. Enjoining the FTC and its Commissioners from pursuing an administrative enforcement action against Intercontinental Exchange;

F. Awarding Intercontinental Exchange the costs it has incurred in defending this action and expenses; and

G. Awarding such other and further relief to Intercontinental Exchange as the Court may deem just and proper.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	43	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 44 of 46

Dated: April 25, 2023	By	/s/ Minna Lo Naranjo
Minna Lo Naranjo

Michelle Park Chiu, Bar No. 248421
michelle.chiu@morganlewis.com
Minna Lo Naranjo, Bar No. 259005
minna.naranjo@morganlewis.com
MORGAN, LEWIS & BOCKIUS LLP
One Market, Spear Street Tower
San Francisco, CA 94105-1596
Telephone: (415) 442-1000
Facsimile: (415) 442-1001

J. Clayton Everett Jr., pro hac vice
clay.everett@morganlewis.com
Ryan M. Kantor, pro hac vice
ryan.kantor@morganlewis.com
MORGAN, LEWIS & BOCKIUS LLP
1111 Pennsylvania Avenue, NW
Washington, D.C. 20004-2541
Telephone: (202) 739-3000
Facsimile: (202) 739-3001

John C. Dodds, pro hac vice
john.dodds@morganlewis.com
Zachary M. Johns, pro hac vice
zachary.johns@morganlewis.com
MORGAN, LEWIS & BOCKIUS LLP
1701 Market Street
Philadelphia, PA 19103-2921
Telephone: (215) 963-5000
Facsimile: (212) 309-6001

Kalpana Srinivasan, Bar No. 237460
ksrinivasan@susmangodfrey.com
Michael Gervais, Bar No. 330731
mgervais@susmangodfrey.com
Jesse-Justin Cuevas, Bar No. 307611
jcuevas@susmangodfrey.com
SUSMAN GODFREY L.L.P.
1900 Avenue of the Stars, Suite 1400
Los Angeles, CA 90067
Telephone: (310) 789-3100
Facsimile: (310) 789-3150

(cont.)

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	44	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 45 of 46

Shawn Raymond, pro hac vice pending
sraymond@susmangodfrey.com
Alex Kaplan, pro hac vice
akaplan@susmangodfrey.com
Adam Carlis, pro hac vice forthcoming
acarlis@susmangodfrey.com
Alejandra Salinas, pro hac vice forthcoming
asalinas@susmangodfrey.com
Abby Noebels, pro hac vice forthcoming
anoebels@susmangodfrey.com
SUSMAN GODFREY L.L.P.
1000 Louisiana, Suite 5100
Houston, Texas 77002-5096
Telephone: (713) 651-9366
Facsimile: (713) 654-6666

Attorneys for Defendant
Intercontinental Exchange, Inc.

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	45	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

Case 3:23-cv-01710-AMO	Document 57	Filed 04/25/23	Page 46 of 46

Proof of Service

I, Minna Lo Naranjo, hereby certify that on April 25, 2023, I electronically filed the documents entitled “DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS” with the Clerk of the Court for the United States District Court, Northern District of California using the CM/ECF system and served a copy of same upon all counsel of record via the Court’s electronic filing system.

Dated: April 25, 2023

By:	/s/ Minna Lo Naranjo
Minna Lo Naranjo

MORGAN, LEWIS & BOCKIUS LLP ATTORNEYS AT LAW SAN FRANCISCO	Case No. 3:23-cv-01710-AMO
DEFENDANT INTERCONTINENTAL EXCHANGE, INC.’S ANSWER AND AFFIRMATIVE DEFENSES AND COUNTERCLAIMS

*    *    *

*    *

ICE Press Release March 9, 2023

NEWS RELEASE

Intercontinental Exchange Responds to the FTC’s Attempt to Block ICE’S Acquisition of Black Knight

3/9/2023

ATLANTA & NEW YORK-(BUSINESS WIRE)-lntercontinental Exchange, Inc. (NYSE: ICE), a leading global provider of data, technology, and market infrastructure, announced today that it strongly disagrees with, and will vigorously oppose, the Federal Trade Commission (FTC)‘s challenge to ICE’s previously announced acquisition of Black Knight, Inc. (NYSE: BKI).

In many public forums, ICE has outlined its vision for a more equitable housing finance system, one which is currently fraught with inefficiencies, cybersecurity vulnerabilities, unnecessary delay, and requires robust digitization to lower costs for all participants. The deal between ICE and Black Knight, which is intended to automate, streamline, and increase transparency in the mortgage industry, will help achieve that vision.

Although ICE strongly believes that acquiring Black Knight is entirely procompetitive, ICE and Black Knight previously announced an agreement to sell Black Knight’s Empower loan origination system (LOS) business, including its Exchange, LendingSpace and AIVA solutions, to a subsidiary of Constellation Software Inc. (TSX: CSU) in connection with efforts to secure clearance of ICE’s proposed acquisition of Black Knight under the Hart-Scott Rodino-Act. The FTC’s attempt to block the combination, despite this divestiture remedy, is without merit and serves only to delay improving the experience and outcomes for all participants in the mortgage industry.

“We are disappointed that the FTC has filed litigation to prevent ICE from closing our acquisition of Black Knight,” said Tim Bowler, President of ICE Mortgage Technology. “The proposed acquisition can bring to life a true end-to-end solution for the mortgage industry, benefitting aspiring and current homeowners across the United States.”

ICE is fully confident in our position and look forward to presenting it in court. While that litigation plays out, the company is continuing its work toward closing the acquisition, which it expects to complete in the third or fourth quarter of this year.

1

About Intercontinental Exchange

Intercontinental Exchange, Inc. (NYSE: ICE) is a Fortune 500 company that designs, builds and operates digital networks to connect people to opportunity. We provide financial technology and data services across major asset classes that offer our customers access to mission-critical workflow tools that increase transparency and operational efficiencies. We operate exchanges, including the New York Stock Exchange, and clearing houses that help people invest, raise capital and manage risk across multiple asset classes. Our comprehensive fixed income data services and execution capabilities provide information, analytics and platforms that help our customers capitalize on opportunities and operate more efficiently. At ICE Mortgage Technology, we are transforming and digitizing the U.S. residential mortgage process, from consumer engagement through loan registration. Together, we transform, streamline and automate industries to connect our customers to opportunity.

Trademarks of ICE and/or its affiliates include Intercontinental Exchange, ICE, ICE block design, NYSE and New York Stock Exchange. Information regarding additional trademarks and intellectual property rights of Intercontinental Exchange, Inc. and/or its affiliates is located here. Other products, services, or company names mentioned herein are the property of, and may be the service mark or trademark of, their respective owners. Key Information Documents for certain products covered by the EU Packaged Retail and Insurance-based Investment Products Regulation can be accessed on the relevant exchange website under the heading “Key Information Documents (KIDS).”

Category: Mortgage Technology

SOURCE: Intercontinental Exchange

ICE-CORP

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about Black Knight, Inc.’s (“Black Knight”) or Intercontinental Exchange, Inc.’s (“ICE”) plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,”

2

“trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of Black Knight by ICE (the “Transaction”), including future financial and operating results, Black Knight’s or ICE’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in Black Knight’s and ICE’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of Black Knight or ICE to terminate the definitive merger agreement governing the terms and conditions of the Transaction, as amended by the parties on March 7, 2023; the outcome of any legal proceedings that may be instituted against Black Knight or ICE; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect Black Knight or ICE or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Black Knight and ICE operate; the ability to promptly and effectively integrate the businesses of Black Knight with those of ICE; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Black Knight’s or ICE’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; ICE’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on Black Knight’s or ICE’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause Black Knight’s or ICE’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Black Knight’s or ICE’s results.

3

All forward-looking statements attributable to Black Knight or ICE, or persons acting on Black Knight’s or ICE’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and Black Knight and ICE do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Black Knight or ICE update one or more forward-looking statements, no inference should be drawn that Black Knight or ICE will make additional updates with respect to those or other forward-looking statements. Further information regarding Black Knight, ICE and factors which could affect the forward-looking statements contained herein can be found in Black Knight’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its other filings with the SEC, and in ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 7, 2023, among Black Knight, ICE and Sand Merger Sub Corporation (the “Amended Merger Agreement”), ICE will file with the SEC a post-effective amendment to the Registration Statement on Form S-4 (as amended by the post-effective amendment, the “Amended Registration Statement”), which was previously declared effective by the SEC on August 19, 2022, to register the shares of ICE common stock to be issued in connection with the Transaction. The Amended Registration Statement will include an updated proxy statement of Black Knight that also constitutes a prospectus of ICE. THE AMENDED MERGER AGREEMENT NECESSITATES A NEW VOTE BY BLACK KNIGHT’S STOCKHOLDERS IN CONNECTION WITH THE TRANSACTION, AND THE PROXY STATEMENT/PROSPECTUS REFERENCED HEREIN WILL BE A PROXY STATEMENT/PROSPECTUS FOR A NEW SPECIAL MEETING WITH RESPECT TO SUCH NEW VOTE.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE AMENDED REGISTRATION STATEMENT ON FORM S- 4 AND THE UPDATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE AMENDED REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE UPDATED PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING BLACK KNIGHT, ICE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Black Knight or ICE through the website maintained by the SEC at http://www.sec.gov or from Black Knight at its website, www.blackknightinc.com, or from ICE at its website, www.theice.com. Documents filed with the SEC by Black Knight will be available free of charge by accessing Black Knight’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials—SEC Filings” or, alternatively, by directing a request by

4

mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by ICE will be available free of charge by accessing ICE’s website at www.theice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com.

PARTICIPANTS IN THE SOLICITATION

Black Knight, ICE, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Black Knight in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Black Knight and ICE and other persons who may be deemed to be participants in the solicitation of stockholders of Black Knight in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the updated proxy statement/prospectus related to the Transaction. Additional information about Black Knight, the directors and executive officers of Black Knight and their ownership of Black Knight common stock is also set forth in the definitive proxy statement for Black Knight’s 2022 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 28, 2022, and other documents subsequently filed by Black Knight with the SEC. Additional information about ICE, the directors and executive officers of ICE and their ownership of ICE common stock can also be found in ICE’s definitive proxy statement in connection with its 2022 Annual Meeting of Stockholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by ICE with the SEC. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ICE Media Contact:

Damon Leavell

damon.leavell@ice.com

(212) 323-8587

media@ice.com

5

ICE Investor Contact:

Katia Gonzalez

katia.gonzalez@ice.com

(678) 981-3882

investors@ice.com

Source: Intercontinental Exchange

6

*    *    *

*    *

ICE/Black Knight Acquisition Overview

Intercontinental Exchange - Black Knight Acquisition

1. Transaction benefits

The mortgage industry has widely recognized fundamental underlying challenges that have existed for many years, which lead to increased costs, a failure to expand home ownership, and poor outcomes for many first-time and underserved borrowers. Examples of these challenges include, but are not limited to:

•	The process to obtain a mortgage remains highly inefficient;

•

Closing costs are too high, and– on average, it costs at least $12,000 to originate a mortgage, and many of the components of that total cost are the same whether it is a $100,000 mortgage or a $5,000,000 mortgage;

•	Too many credit-worthy borrowers are denied loans due to guidelines that may not account for all relevant factors;

•	There is a lack of first-mortgage lending capacity in underserved communities; and

•

Fewer borrowers in underserved communities are approved for refinancing (as compared to other communities), which can lead to monthly cash flow constraints that could easily be avoided with better technology systems and data being available to lenders and homeowners.

The proposed transaction between ICE and Black Knight brings together complementary services and solutions that will enable and incentivize ICE to further digitize the mortgage process. As a result of the combination of ICE and Black Knight, ICE will be able to expand access to data for homeowners, lenders and regulators, thereby reducing costs, expanding homeownership opportunities to underserved communities, and improving the homeownership outcomes, which will result in substantial procompetitive benefits.

Additionally, ICE plans to make significant investments in Black Knight’s products, including enhancing Black Knight’s MSP servicing solution in concert with feedback from regulators, servicers and, most importantly, homeowners. On a combined basis, the two companies will develop additional solutions that will help homebuyers, homeowners, and lenders (e.g., enhanced home search tools that incorporate real-time market information; tools that identify and help borrowers who are at risk; better automation that reduces the need for ‘stare and compare’ workflows, among others).

The fundamental problems underlying the mortgage market have been known for decades, yet remain unsolved. The combination of ICE and Black Knight’s complementary services and solutions represents an opportunity to address and remediate those problems in a manner that has not previously been available. Additional detail regarding ICE’s plans can be found in Section 4 of this document.

2. Competition is and will remain vigorous regardless of the ICE-Black Knight transaction

The Federal Trade Commission (FTC) has sued to block the combination of ICE and Black Knight claiming that the combination will harm competition for the sale of Loan Origination Systems (LOS) and Product and Pricing Engines (PPE) used by lenders to originate and help sell mortgages. ICE and Black Knight disagree with this conclusion. Competition to provide technology to lenders is intense as numerous Fortune 500 financial technology (“fin-tech”) companies and well-funded start-ups look to provide solutions to the over 4,000 mortgage lenders in the United States. Despite this lack of agreement, ICE and Black Knight have taken proactive steps and offered tangible remedies, which are described below, to address the key FTC’s concerns.

The number of competitors offering loan origination systems (LOS) continues to increase. Many LOS providers (e.g., Blue Sage, Byte, Calyx, Finastra, Fiserv, Integra, Mortgage Cadence, and Wipro) have won—and continue to win—business from lenders of every size.

The chart below shows that many LOS providers are serving lenders of every size today. This provides strong evidence of the extensive competitive landscape and the fact that there will remain rigorous competition after the ICE-Black Knight transaction.

ice.com	ICE | Intercontinental Exchange - Black Knight Acquisition

LOS provider	Top 1000 lenders	Top 500 lerders	Top 200 lerders	Top 100 lerders

Black Knight	✓	✓	✓	✓

Blue Sage	✓	✓	✓	✓

Byte Software	✓	✓	✓	✓

Calyx	✓	✓	✓	✓

FICS	✓

Finastra	✓	✓	✓	✓

Fiserv	✓	✓	✓

Intercontinental Exchange	✓	✓	✓	✓

Integra	✓	✓	✓	✓

MeridianLink	✓	✓

Mortgage Builder (Constellation)	✓	✓	✓	✓

Mortgage Cadence (Accenture)	✓	✓	✓	✓

MortgageFlex Systems	✓	✓

Origence	✓	✓

Wipro	✓	✓	✓	✓

Proprietary Systems	✓	✓	✓	✓

With regards to mortgage origination, Black Knight serves a small number of lenders relative to the number of mortgage lenders overall. There is also significant new investment and entry in the industry. For example, Accenture, Bain Capital, Goldman Sachs, and Andreesen Horowitz have each invested tens of millions of dollars in different service providers, including Mortgage Cadence, Blue Sage, and Vesta.

Despite the robust LOS competition that exists today and will continue to exist in the future, ICE and Black Knight have agreed to divest Black Knight’s Empower LOS business and related assets. The divestiture eliminates the only potential horizontal product overlap between ICE and Black Knight. The buyer is an affiliate of Constellation Software Inc., a large public company that generated $6 billion in annual revenue in 2022 and has a market capitalization of more than $41 billion. Constellation has a deep understanding and substantial experience with software generally and mortgage technology specifically. Further, Constellation is well positioned and incentivized to invest in Empower and ensure that Empower not only continues to be an active competitor, but will grow and innovate to be a stronger competitor than it is today.

The FTC has also asserted that there is competitive overlap between the product, pricing and eligibility (PPE) engines offered by ICE and Black Knight. ICE’s EPPS and Black Knight’s Optimal Blue PPE are fundamentally different solutions. EPPS is an embedded feature that is only available on Encompass, while the Optimal Blue PPE is a standalone commercial PPE available to lenders through more than a dozen competing LOS platforms. EPPS and the Optimal Blue PPE also have vastly different functionalities, which is reflected in EPPS’ and Optimal Blue’s differing customer bases and vastly different cost structures. Even if there were a competitive overlap between EPPS and the Optimal Blue PPE, ICE is committed to keeping the Optimal Blue PPE available on as many competitor LOS platforms as possible, consistent with ICE’s open mortgage network. This is all before taking into account the numerous other companies that provide or are creating pricing tools, including Polly, Lender Price, Mortech, ReadyPrice and LoanNEX, as well as Empower’s native PPE that will be owned by Constellation.

ICE has always maintained an open LOS platform, which includes offerings from hundreds of third-party providers, many of which directly compete with various ICE solutions. As noted, ICE remains committed to maintaining and growing an open platform to better enable innovation in the mortgage space. It is only through such open architecture and competitive innovation that the industry will finally be able to fully and quickly address the underlying problems that have long plagued the mortgage market.

ice.com © 2023 Intercontinental Exchange, Inc.	ICE | Intercontinental Exchange - Black Knight Acquisition

3. Regulators and courts should consider the ICE-Black Knight transaction holistically

The evidence points to the substantial benefits that will be derived from this combination. Regulators should consider the full nature and extent of the business realities in which ICE, Black Knight and the mortgage industry operate. Instead of seeking to protect competitors, regulators should consider how the transaction will, in fact, promote competition and bring substantial benefits to the U.S. homebuying and homeowning public and the industry (such as through the development of new solutions and the elimination of industry inefficiencies).

4. ICE Mortgage Technology’s benefits and initiatives

ICE has a proven history of delivering technology that enables lenders to provide better service to consumers at lower costs. Most lenders generally have the same products to offer consumers. One way lenders can differentiate themselves is through lower costs. Through independent third parties, ICE has measured the effective Return on Investment (ROI), or cost savings, that a lender can achieve by using ICE’s suite of technology solutions, with the most recent study validating a per-loan savings of ~$1,400. Lenders are incentivized to pass on their own origination cost savings to the consumer in order to attract customers to their respective loan products.

Through the acquisition of Black Knight, ICE intends to deliver cost savings to lenders while also creating opportunities for lenders and servicers to better serve consumers, specifically those in underserved communities, through several initiatives:

•

ICE plans to establish an industry-wide advisory board for its technology solutions. This board will focus on specific initiatives and solutions that will further the goal of making homeownership more accessible, affordable, and equitable to all, specifically those in underserved communities.

•	ICE intends to make significant investments in homebuyer and homeowner education and awareness tools to increase homeownership in underserved communities. These initiatives include:

•

Creating a “qualified home search” capability for first-time homebuyers to help them be better informed when beginning the homebuying process, by integrating ICE’s underwriting automation capabilities with Black Knight’s Paragon MLS platform;

•	Providing automated loan program eligibility screening and notifications for lenders to ensure that every consumer is given every opportunity to be qualified, by:

•	Integrating ICE’s Consumer Connect and AllRegs solutions with Black Knight’s Optimal Blue PPE, to provide both interest rate and term options for mortgage loans;

•

Expanding the footprint of Ernst Fee Services, so borrowers understand what fees they may need to pay, including recording fees, transfer taxes, property tax, title, settlement and inspection fees; and

•	Enhancing Black Knight’s valuation solutions, so borrowers can benefit from the best valuations of the property they want to purchase;

•

Integrating ICE’s loan origination system with Black Knight’s property data tools so non-depository lenders can be notified when a CRA eligible borrower has applied for a mortgage. This will assist non-depositories in adhering to the Community Reinvestment Act (CRA) guidelines banks are required to follow;

•	Creating training programs and tools for lenders that will:

•	Help reduce the instances of credit worthy borrowers being denied a mortgage due to a “thin credit file”; and

•	Allow lenders to help a borrower access a “second look” or cure a deficiency when an initial application is denied.

•

ICE plans to leverage Black Knight’s Collateral Analytics Risk Profiler Plus, which helps mortgage lenders, appraisers and appraisal management companies (AMCs) identify potential minority bias in the home valuation process; and ICE will invest in additional technology that removes that bias from the home-lending process. For example, ICE plans to introduce additional standardized automation within the areas of underwriting, property valuation, default management and other areas where objectivity must be validated through unbiased data.

ice.com © 2023 Intercontinental Exchange, Inc.	ICE | Intercontinental Exchange - Black Knight Acquisition

•

ICE intends to develop technology solutions that will monitor and alert servicers of changes that could impact consumers by automating the evaluation of changes in loan program eligibility, housing appreciation, outstanding balance paydown, and other factors that can facilitate current homeowners, especially in underserved communities[1], making the refinance process more efficient and eliminating costly credit overlays, when appropriate. These solutions would automatically notify servicers when there is an advantageous refinance opportunity, so the servicer can reach out to the borrower to offer a lower monthly payment, which would result in increased monthly cash-flow for the homeowner. While this functionality exists today within Black Knight’s MSP system, by integrating the origination and underwriting automation capabilities of ICE with the servicing systems of Black Knight, we will be able to create an automated process that prompts the servicer of these opportunities.

•

ICE will work to reduce costs even further in the industry, for both lenders and servicers, which in turn should lower the fees and costs incurred by homeowners and homebuyers. As previously noted, costs to originate and service loans are too high.

•

ICE plans to invest in improving the access that lenders and servicers have to their own data. While ICE provides full data access and an open network of third-party providers to its clients, many technology providers offer lenders and servicers limited access to their own data and to third-party solutions, which can result in a lack of access to data, for lenders, servicers, and policy makers. When lenders lack insight into data, they often miss opportunities where they could better assist homebuyers / homeowners in the home buying or refinancing process.

•

Policy makers often lack real-time data to understand the effectiveness of programs intended to increase homeownership, as well as the impact of climate risk. The combination of ICE and Black Knight will allow ICE to provide more real-time data to policymakers[2].

•

ICE will work to provide enhanced climate data to the housing and mortgage industry and policy makers as climate considerations are becoming a key risk management factor for builders, buyers, lenders and mortgage investors. Climate risk is already driving population loss, mortgage delinquency risk, and slower property value appreciation for consumers in certain geographic areas. Flood and wildfire risk is disproportionately concentrated in low-income and minority communities often pushed outward from city centers and suburbs by housing affordability concerns. ICE intends to invest in educating consumers, policy makers, lenders, and servicers on climate-related costs of homeownership, as well as risks that we believe are both largely unseen and more pronounced in underserved communities.

[1]

Higher-wealth/higher-loan-balance borrowers are generally proactively presented more opportunities for refinancing, whereas lower-wealth borrowers often lack the tools to understand when they could improve their cashflow through a refinance, by reducing their rates, eliminating mortgage insurance, or eliminating other risk-adjustments placed at the time of origination that may no longer apply.

[2]

The data that flows over the ICE origination system (same as Black Knight) is not owned by ICE but by the lenders; ICE and Black Knight have no rights to any individual consumer/borrower data. Nothing about ICE’s acquisition of Black Knight changes this structure.

ice.com © 2023 Intercontinental Exchange, Inc.	ICE | Intercontinental Exchange - Black Knight Acquisition

*    *    *

*    *

Q&A About ICE’s Acquisition of Black Knight

(Modified from an article originally published in HousingWire on July 7, 2022)

In May 2022, ICE announced its intention to acquire Black Knight. Since the announcement, we have heard from a number of lenders and partners about their excitement over our ability to accelerate the digital journey of our industry, our ability to invest in the modernization of the MSP servicing platform, and the open technology approach we bring to the deal.

We have also received questions from across the industry about the news as well as requests for details on the value that would be created for lenders and consumers through this acquisition. The following are a few of the more frequently asked questions, along with details regarding our intentions.

What do you believe will be the biggest impact for the industry with the acquisition of Black Knight?

In terms of the biggest impacts that this acquisition will have on the industry, we would highlight a few areas. First, it will be the openness and choice that lenders will have, as we at ICE have consistently demonstrated our commitment over the past 20 years to access and transparency in the mortgage industry, which we plan to extend to the Black Knight business.

We are investing in the modernization of MSP, in order to make it easier for lenders and servicers to access their data, interact with APIs and better enable partners to integrate with the Black Knight technology. In addition, we will drive greater integration across all the solutions, to improve the lender’s experience and eliminate unnecessary friction.

Also, we are accelerating our delivery of automation with a focus on cost reduction for the lender, which we expect will ultimately lower the cost of a mortgage for the consumer. We see big opportunities to reduce the cost of origination and the cost of servicing by leveraging increased automation throughout the life of the loan.

It is also important to remember that Black Knight was being approached by a number of entities to acquire them, including private equity firms, as indicated in recent public filings. If ICE was not acquiring Black Knight, they would have been acquired by someone else, who may not be fully committed to serving lenders long-term, or to making investments that enable greater access to data and open networks, but instead focus on a series of immediate changes with a short-term perspective.

ICE, on the other hand, has extensive experience in the mortgage industry, has publicly stated its intention to invest significantly in a number of the Black Knight solutions, including MSP and Empower, and is committed for the long-term in serving this industry and lenders specifically.

What was the motivation for ICE to want to do this deal?

Every year we are asked by our clients if we will provide servicing technology, because many lenders experience the inefficiencies when trying to onboard loans from a loan origination system into a servicing system. These lenders are having to manually key in data, they experience the adverse impact to homebuyers when interim payments are incorrectly applied, or find challenges when proof of homeowners insurance isn’t properly carried over into the servicing system, as well as several other points of friction.

Lenders also appreciate how we operate our solutions as open platforms and open networks and are anxious to have that same experience with their servicing system. This deal gives us the opportunity to address all these lender requests and make their experience significantly better.

In addition, we have heard directly from lenders about the desire to create a life-long customer engagement experience. For many lenders, after the loan is funded, they lose connection to those homebuyers. Lenders see opportunities to proactively engage consumers, throughout the entire lifecycle of the mortgage, to help these households improve their cash flow through refinances that target elimination of risk adjustments that may have been made at the time of origination.

Also, as we integrate our underwriting automation capabilities and our consumer engagement tools with both the servicing technology and the MLS solutions offered by Black Knight, we can enable lenders to provide households with the unique experience of being able to conduct searches for their next home based on those that they are fully qualified to buy.

There are so many different numbers when it comes to “market share” when industry participants are discussing this deal. What are the real numbers of the deal related to market share for ICE?

This acquisition is not about market share, it is about solving real problems in the industry related to accelerating the availability of automation, better integrations, improving the homebuyer’s experience and providing greater access to data while lowering lender costs by taking advantage of technology to eliminate manual processes.

Just as important to note is that all mortgage technology companies face robust competition in the marketplace, across all products. ICE faces numerous competitive threats from several well-established incumbent firms and newly established and well-backed entrants, who can and do take accounts away from both ICE and Black Knight.

The combination of ICE and Black Knight changes nothing. In fact, using consensus estimates of 6,500 total lenders in the U.S., Black Knight provides LOS services to fewer than 2% of those lenders. This competition means we must continue to innovate and deliver value to our customers, all at a competitive price point.

This is why we provide our customers with the option of selecting multi-year agreements, with built-in price protections. Most of our customers select four or five year terms, meaning that pricing cannot be arbitrarily changed for the duration of the contract, which is why so many of our lenders opt for longer terms. We believe that Black Knight contracts are similarly structured.

The bottom line is that our lenders know that they have multiple options and that ICE has to fight to keep its customers every day, which means our competitive focus and our incentive to innovate in the mortgage technology space are here to stay. However, for those who don’t work and live in the competitive mortgage space every day, we know that we need to help them understand all the competitive dynamics that exist, not only today, but also all of those on the horizon, from new entrants.

We look forward to working closely with regulators, and other interested parties, to help them fully understand this market and all the choices that lenders maintain.

With so much uncertainty in the industry, why do this acquisition now?

When looking at this industry over the last 25 years, other than the difficulties that we all experienced between 2007 through 2009, it feels like right now we are entering a period of greater uncertainty than in recent memory. Lenders and service providers are laying off staff, while preparing for an environment of continued increases in interest rates and lower housing supply.

But at ICE, with this acquisition, we are investing significantly in the industry, because we believe that homeownership should be possible for every U.S. household. We take a long-term view of the markets that we serve, and we understand that modernization requires investment, expertise and enabling clients and partners to participate in the journey.

Unlike a financial acquirer, who may be more focused on cutting Black Knight costs and maximizing the prices they charge to their customers, we are acquiring Black Knight with the intention of investing over $200 million into modernization of MSP and Empower, creating greater access to data, providing more transparency, and by opening the platforms more broadly by delivering APIs to accelerate innovation through enabling partners and lenders to have a greater role in delivering automation.

We are doing all of this by leveraging our significant expertise in making data available to market participants and modernizing markets around the world, as we have done for the New York Stock Exchange and other exchanges that we operate across the globe.

We are doing all of this by leveraging our significant expertise in making data available to market participants and modernizing markets around the world, as we have done for the New York Stock Exchange and other exchanges that we operate across the globe.

Do you feel this deal will hurt competition or spur innovation?

We have stated publicly that we intend to continue to offer all current Black Knight products, so there will continue to be the same choice that is available to lenders today. When it comes to innovation, we don’t believe that full automation of the industry can be done by any one single company. That is why we have embraced the ability to help new entrants come into the market and to be able to help distribute their innovations to our clients.

ICE is usually the first company that most start-ups approach to create awareness of their offerings and get help distributing their products. In the last 12 months alone, we have integrated and introduced 67 new partner solutions to our clients, with many of those coming from new start-ups. We do not have any exclusive relationships with these companies, as they partner with many LOS companies.

We also invite all industry providers to participate in our user conference and show their solutions directly to our customers. ICE operates open networks, and we provide access to our APIs, so both lenders and partners can foster and introduce innovation. We intend to extend this approach to all the Black Knight solutions as well, which will open even more access to MSP, Empower, Optimal Blue and all the other current offerings.

New innovation actually comes from better integrations, so by creating even more openness within the Black Knight products, we will make it easier for other systems to integrate them more tightly, just as we have done at ICE.

New innovation actually comes from better integrations, so by creating even more openness within the Black Knight products, we will make it easier for other systems to integrate them more tightly, just as we have done at ICE.

ICE Mortgage Technology (and formerly Ellie Mae) has talked a lot about automating everything automatable in the mortgage industry. Does anything change in your automation mission if ICE acquires a loan servicing system?

It doesn’t change our automation mission at ICE, but what it does allow, is our ability to accelerate the delivery of value to lenders and homebuyers. Not only is the mortgage process still heavily analog, but it is also highly fragmented, especially from a homebuyer’s perspective. If I am purchasing a home, I have one experience when I am shopping for a mortgage, I have another experience when I apply, then another when I am submitting required documents and then still another once my loan is funded and I am making payments or checking my balance.

Homebuyers are often having to go through this entire process by interacting with multiple systems and interfaces, as opposed to having one consistent experience from start to finish. We see an opportunity for creating a single consumer experience, where a lender can provide every home buyer step and action through an intuitive single consumer engagement solution.

What happens with employees for Black Knight and ICE Mortgage Technology?

We intend to continue to make all Black Knight solutions available in the market, which means we need to have the people who know how to run and continue to innovate those solutions. What is most exciting about bringing the teams together is the depth of mortgage experience that both companies have.

What level of investment is ICE looking to make in the mortgage space moving forward?

We are focused on innovation that improves the homebuyer experience, lowers the cost of origination and advances the analog to digital evolution in the mortgage industry. In addition to continuing the ongoing investments in all the products and services that both ICE and Black Knight make available today, we are committing more than $200 million dollars to accomplish the modernization and openness that we have mentioned relative to some of the Black Knight solutions.

Beyond that, we are also increasing our investments in our full suite of underwriting automation tools which we call our Analyzers. We are also creating the ability for the industry to store RON videos in MERS and associate it with a MIN number, as we continue our investment in the eClose space.

Why would a lender be concerned about this deal and why do you think they should be excited?

Any time that there is any sort of change, there will always be some who will be unsure of what that change will mean for them. We would point those folks to a few important facts. First, ICE has a deep and extensive experience of adding value to lenders when we acquire and integrate new solutions.

We leverage a third-party firm to independently calculate the return on investment for lenders when they take advantage of our integrated acquisitions. That ROI for lenders has increased from $570 to over $1,400, per loan, over the course of the last few years and that ROI represents a direct impact to lowering the lenders cost of origination. Lenders should have incentives to pass these cost savings to home buyers as they try and compete to originate more loans.

We see an opportunity to grow this ROI even more for lenders through our acquisition of Black Knight, further lowering their cost of origination. We also intend to provide servicers with greater access to their data in MSP and to enable lenders, partners and servicers to build upon all of the platforms that we will offer, through robust APIs. We are excited to enable lenders and servicers with these capabilities.

Related Information

ICE Press Release March 9, 2023 >

This press release responds to the FTC’s attempt to block ICE’s acquisition of Black Knight.

ICE/Black Knight Acquisition Overview >

This document provides a high-level overview of ICE’s acquisition of Black Knight and its benefits to the mortgage market and consumers.

ICE Media Relations

CONTACT US >

*    *    *

*    *